UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

               Commission File Numbers: 000-27033 and 000-27033-01
                                        --------------------------

                           First United Capital Trust
                            First United Corporation
                            ------------------------
           (Exact name of registrants as specified in their charters)

         19 South Second Street, Oakland, Maryland 21550, (301) 334-9471
       (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

            9.375% Preferred Securities of First United Capital Trust
        9.375% Junior Subordinated Debentures of First United Corporation
                Guarantee of First United Corporation of Certain
                   Obligations under the Preferred Securities
                ------------------------------------------------
            (Title of each class of securities covered by this Form)

       Common Stock, par value $.01 per share, of First United Corporation
       -------------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)    |X|      Rule 12h-3(b)(1)(i)        | |
               Rule 12g-4(a)(1)(ii)   | |      Rule 12h-3(b)(1)(ii)       | |
               Rule 12g-4(a)(2)(i)    | |      Rule 12h-3(b)(2)(i)        | |
               Rule 12g-4(a)(2)(ii)   | |      Rule 12h-3(b)(2)(ii)       | |
                                               Rule 15d-6                 | |

Approximate  number  of  holders  of  record  as  of the certification or notice
date:   0
       ---

                       THE SECURITIES COVERED BY THIS FORM
               WERE REDEEMED BY THE ISSUERS ON SEPTEMBER 30, 2004

     Pursuant to the requirements of the Securities Exchange Act of 1934, First United Capital Trust and First United Corporation have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.



Date:    October 6, 2004         By:     /s/ Robert W. Kurtz
                                         --------------------------------------
                                         Robert W. Kurtz, Administrator
                                         First United Capital Trust



Date:    October 6, 2004         By:     /s/ Robert W. Kurtz
                                         ---------------------------------------
                                         Robert W. Kurtz, President and CFO
                                         First United Corporation